Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
Earnings:
Income before provision for income taxes	$88	$605	$850	$963	$909	$712
Add:
Fixed charges, net of capitalized interest	504	521	520	492	461	336
Total earnings available for fixed charges	592	1,126	1,370	1,455	1,370	1,048
Fixed charges (1):
Interest expense, net	512	475	555	567	511	338
Add back interest income, which is netted in interest expense	2	1	2	2	2	2
Add back losses on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	(72)	(3)	(80)	(123)	(101)	(43)
Interest expense—subordinated convertible debentures	4	3	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Interest component of rent expense	58	45	43	46	49	39
Fixed charges	$504	$521	$520	$492	$461	$336
Ratio of earnings to fixed charges	1.2x	2.2x	2.6x	3.0x	3.0x	3.1x

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(1)
Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.